Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2013

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Second Quarter of Fiscal Year 2014 Highlights	2
3.	Operating Performance	3
4.	Second Quarter Fiscal Year 2014 Financial Results	11
5.	Liquidity and Capital Resources	14
6.	Financial Instruments and Related Risks	15
7.	Off-Balance Sheet Arrangements	17
8.	Transactions with Related Parties	17
9.	Alternative Performance (Non-IFRS) Measures	18
10.	Critical Accounting Policies and Estimates	23
11.	Changes in Accounting Standards	24
12.	Other MD&A Requirements	25
13.	Outstanding Share Data	25
14.	Risks and Uncertainties	26
15.	Disclosure Controls and Procedures	27
16.	Changes in Internal Control over Financial Reporting	27
17.	Directors and Officers	27
Forward Looking Statements		28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended September 30, 2013 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2013, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and six months ended September 30, 2013, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2013. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, cash flow from operations per share and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A. This MD&A is prepared as of November 13, 2013.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Second Quarter of Fiscal Year 2014 Highlights

  Silver production of 1.0 million ounces and gold production of 3,012 ounces;

  Lead production of 9.5 million pounds and zinc production of 2.2 million pounds;

  Sales of $28.5 million;

  Gross margin of 48%;

  Cash flow from operations of $5.6 million, or $0.03 per share;

  Adjusted net loss1 of $0.4 million, or $0.00 per share;

  Cash cost per ounce of silver, net of by-product credits1 , of $0.49; and

  Quarterly dividend payment of $4.1 million, or CAD$0.025 per share.

[1] Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2013:

	Three months ended September 30, 2013
	Ying Mining District[1]	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	503	-	503
Stockpiled Ore (tonne)	152,599	17,654	170,253
	153,102	17,654	170,756
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	503	-	503
Ore Milled (tonne)	156,790	20,073	176,863
	157,293	20,073	177,366
+ Mining cost per tonne of ore mined ($)	56.08	60.72	56.56
Cash mining cost per tonne of ore mined ($)	45.22	28.21	43.46
Non cash mining cost per tonne of ore mined ($)	10.86	32.51	13.10

+ Unit shipping costs($)	5.12	-	4.59

+ Milling cost per tonne of ore milled ($)	17.29	17.25	17.28
Cash milling cost per tonne of ore milled ($)	14.89	15.75	14.98
Non cash milling cost per tonne of ore milled ($)	2.40	1.50	2.30

+ Average Production Cost
Silver ($ per ounce)	8.11	-	8.50
Gold ($ per ounce)	465	853	535
Lead ($ per pound)	0.38	-	0.40
Zinc ($ per pound)	0.30	-	0.32

+ Total production cost per ounce of Silver ($)	3.41		3.41
+ Total cash cost per ounce of Silver ($)	0.49		0.49

+ Total production cost per ounce of Gold ($)		853	853
+ Total cash cost per ounce of Gold ($)		486	486

Total Recovery of the Run of Mine Ore
Silver (%)	92.7		92.7
Gold (%)		93.0	93.0
Lead (%)	94.8		94.8
Zinc (%)	68.5		68.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	217		217
Gold (gram/tonne)		2.8	2.8
Lead (%)	2.9		2.9
Zinc (%)	1.0		1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,021	-	1,021
Gold (in thousands of ounces)	0.9	2.1	3.0
Lead (in thousands of pounds)	9,519	-	9,519
Zinc (in thousands of pounds)	2,199	-	2,199

Metal Sales
Silver (in thousands of $)	16,669	-	16,669
Gold (in thousands of $)	818	2,277	3,095
Lead (in thousands of $)	7,349	-	7,349
Zinc (in thousands of $)	1,347	-	1,347
	26,183	2,277	28,460
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.33	-	16.33
Gold ($ per ounce)	937	1,064	1,027
Lead ($ per pound)	0.77	-	0.77
Zinc ($ per pound)	0.61	-	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2012:

	Three months ended September 30, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Stockpiled Ore (tonne)	203,369	7,995	*	26,641	238,005
	205,811	7,995		26,641	240,447
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Ore Milled (tonne)	200,728	27,473	*	18,564	246,765
	203,170	27,473		18,564	249,207
+ Mining cost per tonne of ore mined ($)	62.56	-		61.24	62.41
Cash mining cost per tonne of ore mined ($)	53.27	-		25.71	50.11
Non cash mining cost per tonne of ore mined ($)	9.29	-		35.54	12.30

+ Unit shipping costs($)	3.73	-		-	3.30

+ Milling cost per tonne of ore milled ($)	13.84	-		17.03	14.11
Cash milling cost per tonne of ore milled ($)	12.12	-		15.50	12.40
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.53	1.70

+ Average Production Cost
Silver ($ per ounce)	8.21	-		-	8.60
Gold ($ per ounce)	366	-		1,056	418
Lead ($ per pound)	0.28	-		-	0.28
Zinc ($ per pound)	0.22	-		-	0.22

+ Total production cost per ounce of Silver ($)	1.05	-			1.05
+ Total cash cost per ounce of Silver ($)	(0.74)	-			(0.74)

+ Total production cost per ounce of Gold ($)				1,056	1,056
+ Total cash cost per ounce of Gold ($)				361	361

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				94.1	94.1
Lead (%)	94.3	-			94.3
Zinc ( %)	69.6	-		-	69.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.3	3.3
Lead (%)	3.4	-			3.4
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,277	9	*	-	1,286
Gold (in thousands of ounces)	1.3	-	*	1.2	2.5
Lead (in thousands of pounds)	13,403	494	*	-	13,897
Zinc (in thousands of pounds)	3,412	111	*	-	3,523

Metal Sales
Silver (in thousands of $)	29,561	-		-	29,561
Gold (in thousands of $)	1,275	-		1,480	2,755
Lead (in thousands of $)	10,749	-		-	10,749
Zinc (in thousands of $)	2,144	-		-	2,144
	43,729	-		1,480	45,209
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.15	-		-	23.15
Gold ($ per ounce)	1,030	-		1,220	1,111
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2013:

	Six months ended September 30, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	1,466	-		-	1,466
Stockpiled Ore (tonne)	384,893	-		46,729	431,622
	386,359	-		46,729	433,088
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	1,466	-		-	1,466
Ore Milled (tonne)	392,000	6,929	*	50,048	448,977
	393,466	6,929		50,048	450,443
+ Mining cost per tonne of ore mined ($)	61.62	-		54.86	60.89
Cash mining cost per tonne of ore mined ($)	51.18	-		23.78	48.23
Non cash mining cost per tonne of ore mined ($)	10.44	-		31.08	12.67

+ Unit shipping costs($)	4.44	-		-	3.96

+ Milling cost per tonne of ore milled ($)	15.11	-		15.36	15.14
Cash milling cost per tonne of ore milled ($)	13.21	-		14.16	13.31
Non cash milling cost per tonne of ore milled ($)	1.90	-		1.20	1.82

+ Average Production Cost
Silver ($ per ounce)	8.97	-		-	9.33
Gold ($ per ounce)	512	-		891	580
Lead ($ per pound)	0.40	-		-	0.42
Zinc ($ per pound)	0.32	-		0.44	0.33

+ Total production cost per ounce of Silver ($)	4.51	-			4.51
+ Total cash cost per ounce of Silver ($)	2.06	-			2.06

+ Total production cost per ounce of Gold ($)				884	884
+ Total cash cost per ounce of Gold ($)				466	466

Total Recovery of the Run of Mine Ore
Silver (%)	92.5	-			92.5
Gold (%)				92.6	92.6
Lead (%)	94.7	-			94.7
Zinc (%)	68.4	-			68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,385	10	*	-	2,395
Gold (in thousands of ounces)	2.2	0.2	*	4.5	6.9
Lead (in thousands of pounds)	22,582	405	*	-	22,987
Zinc (in thousands of pounds)	5,125	484	*	282	5,891

Metal Sales
Silver (in thousands of $)	40,760	-		-	40,760
Gold (in thousands of $)	2,101	-		4,946	7,047
Lead (in thousands of $)	17,182	-		-	17,182
Zinc (in thousands of $)	3,153	-		153	3,306
	63,196	-		5,099	68,295
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.09	-		-	17.09
Gold ($ per ounce)	975	-		1,105	1,063
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.54	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2012:

	Six months ended September 30, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Stockpiled Ore (tonne)	382,136	10,377	*	54,201	446,714
	386,829	10,377		54,201	451,407
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Ore Milled (tonne)	384,932	31,084	*	45,163	461,179
	389,625	31,084		45,163	465,872
+ Mining cost per tonne of ore mined ($)	65.58	-		54.38	64.20
Cash mining cost per tonne of ore mined ($)	54.30	-		23.30	50.49
Non cash mining cost per tonne of ore mined ($)	11.28	-		31.08	13.71

+ Unit shipping costs($)	3.79	-		-	3.32

+ Milling cost per tonne of ore milled ($)	14.90	-		15.61	14.97
Cash milling cost per tonne of ore milled ($)	13.10	-		14.36	13.23
Non cash milling cost per tonne of ore milled ($)	1.79	-		1.25	1.74

+ Average Production Cost
Silver ($ per ounce)	8.77	-		-	9.20
Gold ($ per ounce)	434	-		1,050	486
Lead ($ per pound)	0.31	-		-	0.31
Zinc ($ per pound)	0.24	-		-	0.24

+ Total production cost per ounce of Silver ($)	1.75	-			1.75
+ Total cash cost per ounce of Silver ($)	(0.31)	-			(0.31)

+ Total production cost per ounce of Gold ($)				1,050	1,050
+ Total cash cost per ounce of Gold ($)				488	488

Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-			92.2
Gold (%)	-	-		91.7	91.7
Lead (%)	94.1	-			94.1
Zinc ( %)	66.5	-		-	66.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	226	-			226
Gold (gram/tonne)	-	-		2.8	2.8
Lead (%)	3.5	-			3.5
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,500	10	*	-	2,510
Gold (in thousands of ounces)	2.1	0.1	*	2.9	5.1
Lead (in thousands of pounds)	27,116	525	*	-	27,641
Zinc (in thousands of pounds)	6,386	111	*	-	6,497

Metal Sales
Silver (in thousands of $)	57,690	-		-	57,690
Gold (in thousands of $)	2,362	-		3,732	6,094
Lead (in thousands of $)	21,932	-		-	21,932
Zinc (in thousands of $)	4,042	-		-	4,042
	86,026	-		3,732	89,758
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.07	-		-	23.07
Gold ($ per ounce)	1,142	-		1,271	1,187
Lead ($ per pound)	0.81	-		-	0.81
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine Production

For the three months ended September 30, 2013 (“Q2 Fiscal 2014”), on a consolidated basis, the Company mined 170,756 tonnes of ore, a 29% decrease compared to 240,447 tonnes in the three months ended September 30, 2012 (“Q2 Fiscal 2013”). The decrease was mainly due to reduced production at the Ying Mining District following the implementation of a new method of calculating ore mined by contractors (also see the Company’s news release dated September 12, 2013). For the six months ended September 30, 2013, the Company mined 433,088 tonnes of ore compared to 451,407 tonnes in the same prior year period.

(b)	Milling

In Q2 Fiscal 2014, on a consolidated basis, the Company milled 177,366 tonnes of ore, a 29% decrease compared to 249,207 tonnes in Q2 Fiscal 2013. The decrease was due to the reduced mine production levels at the Ying Mining District in the current quarter. For the six months ended September 30, 2013, the Company milled 450,443 tonnes of ore compared to 465,872 tonnes in the same prior year period.

(c)	Mining Cost

In Q2 Fiscal 2014, the consolidated total mining cost and cash mining cost were $56.56 and $43.46 per tonne compared to $62.41 and $50.11 per tonne, respectively, in Q2 Fiscal 2013. The decrease in cash mining cost per tonne was primarily due to the reduction of ore produced by the re-suing method and the reduced payment to contractors for waste rock dilution in this quarter. For the six months ended September 30, 2013, the consolidated total mining cost and cash mining cost were $60.89 and $48.23 per tonne compared to $64.20 and $50.49 per tonne, respectively, in the same prior year period.

(d)	Milling Cost

In Q2 Fiscal 2014, the consolidated total milling cost and cash milling cost were $17.28 and $14.98 per tonne compared to $14.11 and $12.40 per tonne, respectively, in Q2 Fiscal 2013. Milling cost per tonne increased due to the decrease in ore processed in this quarter since related fixed milling costs remained consistent. For the six months ended September 30, 2013, the consolidated total milling cost and cash milling cost were $15.14 and $13.31 per tonne compared to $14.97 and $13.23 per tonne in the same prior year period.

(e)	Metal Production

In Q2 Fiscal 2014, on a consolidated basis, the Company produced 1.0 million ounces of silver, 3,012 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc, compared to 1.3 million ounces of silver, 2,481 ounces of gold, 13.9 million pounds of lead, and 3.5 million pounds of zinc, respectively, in Q2 Fiscal 2013. The decrease in metal production was primarily due to the decrease in mine production.

For the six months ended September 30, 2013, the Company produced 2.4 million ounces of silver, 6,789 ounces of gold, 23.0 million pounds of lead, and 5.9 million pounds of zinc, compared to 2.5 million ounces of silver, 5,134 ounces of gold, 27.6 million pounds of lead and 6.5 million pounds of zinc, in the same prior year period.

(f)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[2]

In Q2 Fiscal 2014, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $3.41 and $0.49 compared to $1.05 and negative $0.74, respectively, in Q2 Fiscal 2013. For the six months ended September 30, 2013, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.51 and $2.06 compared to $1.75 and negative $0.31, respectively, in the same prior year period.

[2] Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to decreases in by-product credits. Compared to the six months ended September 30, 2012, at the Ying Mining District, lead and zinc production in the current fiscal year decreased 17% and 20%, respectively along with decreases in realized selling price for lead and zinc of 6% and 3%, respectively.

(g)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

During the quarter, the Company reviewed its operations to identify potential cost saving measures to better adapt to the declining price environment. One of the review's key findings is that dilutive practices of mining contractors for ore production at Ying Mining District have contributed to recent head grade declines. As explained in the Company’s press release of September 12, 2013, the Company has taken remedial action by modifying the method of calculating the actual amount of ore mined by contractors (the “New Method”).

The decrease of mine production was due to the shortage of miners as the transition to the New Method resulted in some miners leaving the mine sites and one contractor being dismissed. The Company will replace the dismissed contractor with the Company’s own miners in late November, which will gradually improve production levels while maintaining enhanced control over dilution. The Company expects ore production will gradually return to prior levels during the next two quarters.

In Q2 Fiscal 2014, the total ore mined at the Ying Mining District was 153,102 tonnes, of which 503 tonnes was direct smelting ore, a decrease of 26% compared to total ore production of 205,811 tonnes, of which 2,442 tonnes was direct smelting ore, in Q2 Fiscal 2013. The decrease was mainly a result of implementing the New Method which impacted the tonnes of ore mined by mining contractors during this transition period.

For the six months ended September 30, 2013, the total ore mined at the Ying Mining District was 386,359 tonnes compared to 386,829 tonnes in the same prior year period.

In Q2 Fiscal 2014, head grades at the Ying Mining District were 217 grams per tonne (“g/t”) for silver, 2.9% for lead, and 1.0% for zinc, compared to 224 g/t for silver, 3.4% for lead, and 1.2% for zinc, respectively, in Q2 Fiscal 2013. Compared to the first quarter of fiscal year 2014, following the implementation of the New Method starting in August, the Company has noted a gradual improvement in head grades, where silver, lead and zinc head grades improved 9%, 7%, and 25%, respectively.

For the six months ended September 30, 2013, head grades were 207 g/t for silver, 2.8% for lead, and 0.9% for zinc, compared to 226 g/t for silver, 3.5% for lead and 1.2% for zinc, respectively, in the same prior year period.

In Q2 Fiscal 2014, the Ying Mining District produced 1.0 million ounces of silver, 873 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc, compared to 1.3 million ounces of silver, 1,238 ounces of gold, 13.4 million pounds of lead, and 3.4 million pounds of zinc in Q2 Fiscal 2013. The decrease is mainly due to the lower ore production offset by the higher head grades in the quarter.

For the six months ended September 30, 2013, the Ying Mining District produced 2.4 million ounces of silver, 2,155 ounces of gold, 22.6 million pounds of lead, and 5.1 million pounds of zinc, compared to 2.5 million ounces of silver, 2,067 ounces of gold, 27.1 million pounds of lead, and 6.4 million pounds of zinc in the same prior year period.

In Q2 Fiscal 2014, total and cash mining costs per tonne were $56.08 and $45.22 compared to $62.56 and $53.27 in Q2 Fiscal 2013, respectively. The decrease in cash mining cost was mainly due to the reduction of contractor fees in this quarter. For the six months ended September 30, 2013, total and cash mining costs per tonne were $61.62 and $51.18 compared to $65.58 and $54.30, respectively, in

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the same prior year period.

In Q2 Fiscal 2014, total ore milled was 157,293 tonnes, a decrease of 23% compared to 203,170 tonnes in Q2 Fiscal 2013. Cash milling costs were $14.89 compared to $12.12 in Q2 Fiscal 2013. The increase is mainly due to the reduced tonnage milled. For the six months ended September 30, 2013, total ore milled was 393,466 tonnes compared to 389,625 tonnes in the same prior year period. During the same time period, cash milling costs were $13.21 compared to $13.10.

As at the end of Q2 Fiscal 2014, the Company completed approximately 2,400 metres (“m”) of the development work for the 4,800m access ramp at the LM Mine West.

During the quarter, the Company also completed approximately 17,500m of horizontal tunnels, raises and declines. In addition, construction for 20,000 square metres of surface facilities, consisting of offices and dormitories within the Ying Mining District, continued.

In Q2 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $8.5 million compared to $9.4 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, exploration and development expenditures for the Ying Mining District were $18.2 million compared to $19.0 million in the same prior year period.

(ii)	GC Mine

The Company has substantially completed the construction of the GC mine and it continues to progress the preparations for safety and environmental regulatory inspections, prior to commercial production.

The majority of the required surface environmental protection facilities together with water and soil conservation engineering work is complete and has undergone test operations. The key component required for passing the safety inspection, in accordance to safety requirements in the Mine Design, is to complete a water sump and pumping station at the -50m elevation. During the quarter, the underground development work for the water sump and pumping station was completed. The finishing of the concrete rooms for the pumping station and underground main power station is ongoing. Once it is complete, the pumps and pipes will be installed prior to the end of December 2013. Subsequently, it is expected to take three to six months for the appropriate regulators to complete the inspection and issue the Safety Production Permit.

In the meantime, the Company has received a temporary safety production permit which allows for trial mining. The proposed mining method for the major production ore body, V2, has been changed from shrinkage stoping to the more efficient and lower cost longhole stoping method. The longhole stoping method requires additional development work to be completed, including raises and sublevels, before significant mining can commence.

During Q2 Fiscal 2014, approximately 3,900m of tunnels, including 1,200m of development tunnels, 1,900m of exploration tunnels and 800m of mining preparation tunnels, were completed. The main access ramp totalling 2,210m in length was previously completed and has accessed the V2 vein at the +40m, +20m, and 0m elevations. The exploration ramp is completed to a length of 1,800m, representing 39% of the total designed length of 4,600m. To date, the exploration ramp has accessed the V9, V9-1, V9W-1, and V9W-2 veins at the 100m, 50m, 0m and -50 m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. Once the exploration ramp is completed, access to all known veins within a horizontal distance of 250m is possible. The exploration ramp also connects to the main ramp at the 100m and 0m elevations, and the main shaft at the +100m, +50m, 0m and -50m elevations to provide ventilation and a safety exit.

In Q2 Fiscal 2014, the Company continued to use development tunneling ore to test mill equipment to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. The testing process has identified numerous improvement areas in the mill circuit. While the floatation test recovery results are approaching the designed levels for silver, lead, zinc, and pyrite, the gravity recovery results for tin has not yet reached designed levels. Therefore,

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

work on improving the gravity circuit through further testing will continue over the next several months. The tailing dewatering facility for dry stacking has also been improved with modifications to equipment in order to achieve desired results.

In Q2 Fiscal 2014, $3.1 million (Q2 Fiscal 2013 - $3.1 million) of exploration and development expenditures were incurred at the GC mine. For the six months ended September 30, 2013, $9.3 million (six months ended September 30, 2012 - $6.2 million) of exploration and development expenditures were incurred at the GC mine.

(iii)	BYP Mine

In Q2 Fiscal 2014, the BYP mine processed 20,073 tonnes of ore compared to 18,564 tonnes in Q2 Fiscal 2013. For the six months ended September 30, 2013, the total ore processed was 50,048 tonnes compared to 45,163 tonnes in the same prior year period.

In Q2 Fiscal 2014, the Company sold 2,140 ounces of gold compared to 1,213 ounces of gold in Q2 Fiscal 2013. Gold head grade for Q2 Fiscal 2014 was 2.8 g/t compared to 3.3 g/t in Q2 Fiscal 2013. The increase in gold metal production is attributable to increased ore processed in the current fiscal year.

In Q2 Fiscal 2014, the Company completed the installation of shaft equipment for the newly completed 265m shaft. The construction of the head frame has commenced in this quarter. Once completed, this shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is completed and trial runs are ongoing.

In Q2 Fiscal 2014, exploration and development expenditures at the BYP mine were $0.4 million compared to $1.3 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, exploration and development expenditures at the BYP mine were $2.0 million compared to $2.6 million in the same prior year period.

During the quarter, due to declining metal prices, the Company performed an impairment assessment, which determined that the recoverable amount of the BYP mine was below its carrying value and recorded an impairment charge, before tax, of $49.6 million.

(iv)	X Mines

The X Mines consist of two mining projects: the XBG project and XHP project.

During the six months ended September 30, 2013, the Company entered into a share transfer agreement with an arm’s length private Chinese company. Pursuant to the agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., will sell its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $12.4 million (RMB 76 million). As of the date of this MD&A, the Company had received payment of $8.2 million (RMB 50 million) for the sale. As the transaction is expected to be completed within 12 months, the Company has classified certain assets, liabilities, and equity accounts as held for sale; (please see Note 23 of the accompanying condensed consolidated interim financial statements).

As the XBG project is in the process of sale and its estimated fair value less cost to sell exceeds its carrying value, an impairment charge, before tax, of $1.6 million was recognized in this quarter.

Since the end of the prior quarter, the Company has also suspended activities at the XHP project as part of its cost saving measures.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

During the six months ended September 30, 2013, the Company entered into a purchase agreement with an arm’s length private Canadian company. Pursuant to the purchase agreement, the Company’s subsidiary, 0875786 B.C. Ltd. will sell its 100% ownership of the Silvertip property and its related assets

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

for $15.1 million (CAD $15.5 million) and a 2.5% NSR. The transaction has been completed on November 13, 2013. As such, the Company has classified certain assets, liabilities, and equity accounts as held for sale; (please see Note 23 of the accompanying condensed consolidated interim financial statements).

As the Silvertip project was sold subsequent to the quarter end and its fair value less cost to sell exceeds its carrying value, an impairment charge, before tax, of $15.4 million was recognized in this quarter.

4.	Second Quarter Fiscal Year 2014 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
Sales	$28,460	$39,835	$33,147	$58,717
Gross profit	13,637	17,353	17,087	37,476
Expenses and foreign exchange	(9,188)	(7,263)	(6,396)	(7,947)
Other items	(65,790)	394	1,430	(8,631)
Net income (loss), attributable to the shareholders of the Company	(43,201)	4,562	6,361	5,236
Basic earnings (loss) per share	(0.25)	0.03	0.04	0.03
Diluted earnings (loss) per share	(0.25)	0.03	0.04	0.03
Cash dividend declared	4,152	4,173	4,204	4,291
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025
	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Sales	$45,209	$44,549	$44,312	$61,876
Gross profit	28,415	25,555	29,983	43,550
Expenses and foreign exchange	(9,062)	(7,841)	(9,458)	(8,534)
Other items	1,427	(269)	1,188	3,641
Net income, attributable to the shareholders of the Company	9,500	6,114	9,700	20,025
Basic earnings per share	0.06	0.04	0.06	0.12
Diluted earnings per share	0.06	0.04	0.06	0.12
Cash dividend declared	4,255	4,224	4,271	4,194
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net loss attributable to the shareholders of the Company in Q2 Fiscal 2014 was $43.2 million, or $0.25 per share. For the six months ended September 30, 2013, net loss was $38.6 million, or $0.23 per share. Net loss in Q2 Fiscal 2014 included impairment charges of $42.8 million, net of tax, attributable to the equity holders of the Company, which reduced the carrying value of the BYP mine, as well as the XBG and Silvertip projects, both of which are being sold.

Adjusted net loss3 for Q2 Fiscal 2014 was $0.4 million, or $0.00 per share. Adjusted net income3 for the six months ended September 30, 2013 was $4.2 million, or $0.02 per share. Adjusted net income or loss excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the period.

[3] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q2 Fiscal 2013, net income was $9.5 million, or $0.06 per share. For the six months ended September 30, 2012, net income was $15.6 million, or $0.09 per share. There were no adjusting items in net income of the prior year periods.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 21%, 32%, and 38%, compared to the same prior year quarter; (ii) a significantly lower net realized silver price of $16.33 per ounce in this quarter, which is $6.82 or 29% lower compared to $23.15 per ounce in the same prior year quarter; (iii) lower base metal prices; net realized lead and zinc prices were 4% and 3% lower in this quarter as compared to the same prior year quarter.

Sales in Q2 Fiscal 2014 were $28.5 million compared to $45.2 million in Q2 Fiscal 2013. Silver and gold sales represented $16.7 million and $3.1 million, respectively, while base metals represented $8.7 million of total sales.

For the six months ended September 30, 2013, sales were $68.3 million compared to $89.8 million in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q2 Fiscal 2014, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013
Net realized selling prices	$16.33	$23.15	$1,027	$1,111	$0.77	$0.80	$0.61	$0.63
Add back: Value added taxes	2.78	3.94	-	-	0.13	0.14	0.10	0.11
Add back: Smelter charges and recovery	2.51	3.41	320	542	0.15	0.14	0.38	0.31
SME	$21.62	$30.50	$1,347	$1,653	$1.05	$1.08	$1.09	$1.05
LME	$21.32	$29.80	$1,327	$1,651	$0.95	$0.90	$0.84	$0.85

Cost of sales in Q2 Fiscal 2014 was $14.8 million compared to $16.8 million in Q2 Fiscal 2013. The cost of sales included cash costs of $10.7 million compared to $13.7 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, cost of sales was $37.3 million (cash costs - $29.6 million) compared to $35.8 million (cash costs - $29.0 million) in the same prior year period.

In the current quarter, the decrease in cost of sales is mainly due to the reduction in ore production. For the six months period, cost of sales was comparable as ore production level and production cost remained consistent with the same prior year period.

Gross profit in Q2 Fiscal 2014 was 48% compared to 63% in Q2 Fiscal 2013. For the six months ended September 30, 2013, gross profit was 45% compared to 60% in the same prior year period. The decrease in gross profit is mainly driven by the significant decreases in metal prices.

General and administrative (“G&A”) expenses in Q2 Fiscal 2014 were $7.1 million compared to $6.2 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, G&A expenses were $14.6 million compared to $13.0 million in the same prior year period. Significant items included in general and administrative expenses in Q2 Fiscal 2014 and the six months ended September 30, 2013, respectively, are as follows:

(i)	Office and administrative expenses of $2.5 million and $5.7 million (Q2 Fiscal 2013 - $2.1 million, six months ended September 30, 2012 - $5.1 million);

(ii)	Salaries and benefits of $2.2 million and $4.4 million (Q2 Fiscal 2013 - $2.2 million, six months ended September 30, 2012 - $4.3 million);

(iii)	Stock based compensation expense of $0.6 million and $1.3 million (Q2 Fiscal 2013 - $0.9 million, six months ended September 30, 2012 - $1.6 million); and

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)	Professional fees of $1.4 million and $2.4 million (Q2 Fiscal 2013 - $0.7 million, six months ended September 30, 2012 - $1.3 million).

General exploration and property investigation expenses in Q2 Fiscal 2014 and six months ended September 30, 2013 were $0.8 million and $1.8 million, respectively (Q2 Fiscal 2013 - $0.9 million, six months ended September 30, 2012 - $1.9 million).

Foreign exchange loss in Q2 Fiscal 2014 was $0.8 million compared to $1.1 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, foreign exchange gain was $1.1 million compared to a loss of $0.4 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q2 Fiscal 2014 and six months ended September 30, 2013 was $95 and $123, respectively, compared to $5 and $25, in the same respective prior year periods. The loss is mainly related to the disposal of obsolete equipment.

Share of loss in an associate in Q2 Fiscal 2014 and six months ended September 30, 2013 was $139 and $153, respectively (Q2 Fiscal 2013 - $182, six months ended September 30, 2013 - $189), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment loss, before tax, in Q2 Fiscal 2014 and six months ended September 30, 2013 was $66.6 million. There was no such loss in the respective prior year periods.

Due to declining metal prices and lower than expected results on certain of the Company’s mineral interests, the Company assessed the recoverable amounts of each cash-generating units (“CGU”) to determine if there were any impairments in the quarter.

The recoverable amounts of the Company’s mineral rights and properties are determined based on their relevant CGU’s future after tax cash flows expected to be derived and represent each CGU’s fair value less estimated costs to sell (“FVLCTS”). The after tax cash flows were determined based on cash flow projections which incorporate management’s best estimates of future metal prices, production levels, recoverable reserves and resources, operating costs, capital expenditures, inflation, tax rates, foreign exchange rates, discount rates and net asset value (“NAV”) multiples over the life of the properties. The significant assumptions used in calculating the Company’s after tax cash flows included a long-term silver price of $18.50 per ounce, a discount rate of 8%, an income tax rate of 25%, and recoverable reserves and resources from most recent National Instrument 43-101 technical reports.

Based on the impairment assessment performed by the Company, the recoverable amount of its BYP mine was below its carrying value and recorded an impairment charge, before tax, of $49.6 million. The Company’s XBG project and Silvertip project are in the process of being sold and they have been impaired as their estimated fair value less costs to sell exceeds their carrying values. The Company incurred an impairment charge, before tax, of $1.6 million and $15.4 million, respectively.

Gain on investments in Q2 Fiscal 2014 was $31 compared to $0.7 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, loss on investments was $0.5 million compared to $0.6 million in the same prior year periods.

The Company has been acquiring, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Finance income in Q2 Fiscal 2014 and six months ended September 30, 2013, was $1.0 million and $1.9 million, respectively, compared to $0.9 million and $1.8 million in the same respective prior year periods. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q2 Fiscal 2014 and the six months ended September 30, 2013 were $33 and $66, respectively, compared to $23 and $45 in the same respectively prior year periods. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation provision.

Income tax recovery in Q2 Fiscal 2014 was $8.0 million compared to an expense of $7.3 million in Q2 Fiscal 2013. The income tax recovery recorded in Q2 Fiscal 2014 included current income tax expense of $2.6 million (Q2 Fiscal 2013 – $7.1 million) and deferred income tax recovery of $10.6 million (Q2 Fiscal 2013 – $129 expense), which includes a recovery from impairment of mineral rights and properties of $12.0 million (Q2 Fiscal 2013 - $nil). Current income taxes decreased due to lower taxable income.

For the six months ended September 30, 2013, income tax recovery was $4.0 million compared to an expense of $15.2 million in the same prior year period. The income tax recovery recorded in the six months ended September 30, 2013, included current income tax expense of $4.6 million (six months ended September 30, 2012 – $12.1 million) and deferred income tax recovery of $8.6 million (six months ended September 30, 2012 - $3.1 million expense), which includes a recovery from impairment of mineral rights and properties of $12.0 million (six months ended September 30, 2012 - $nil).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at September 30, 2013 were $99.0 million.

Working capital as at September 30, 2013 was $85.0 million.

Cash flows provided by operating activities were $5.6 million or $0.03 per share in Q2 Fiscal 2014 compared to $23.9 million or $0.14 per share in Q2 Fiscal 2013. For the six months ended September 30, 2013, cash flows provided by operating activities were $23.3 million or $0.14 per share compared to $43.2 million or $0.25 per share in the same prior year period.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to the same prior year periods.

Cash flows used in investing activities were $17.9 million in Q2 Fiscal 2014, comprising mainly of cash used in capital expenditures of $18.8 million and net purchases of short-term investments of $2.4 million offset by deposit received for sale of subsidiary of $3.3 million. In Q2 Fiscal 2013, cash flows used in investing activities were $9.7 million comprising mainly of cash used in capital expenditures of $22.1 million offset by net redemption of short-term and other investments of $12.4 million.

For the six months ended September 30, 2013, cash flows used in investing activities were $10.5 million, comprising mainly of cash used in capital expenditures of $38.0 million offset by net redemption of short-term investments of $22.6 million and deposit received for sale of subsidiary of $4.9 million. In the same prior year period, cash flows used in investing activities were $46.9 million comprising mainly of cash used in capital expenditures of $44.0 million and net purchases of short-term and other investments of $2.9 million.

Cash flows used in financing activities were $4.0 million in Q2 Fiscal 2014, comprising mainly of cash dividends paid of $4.1 million. In Q2 Fiscal 2013, cash flows used in financing activities were $11.3 million, comprising mainly of cash dividends paid of $4.2 million and distributions to non-controlling interests of $7.4 million.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the six months ended September 30, 2013, cash flows used in financing activities were $9.3 million, comprising mainly of cash dividends paid of $8.3 million and net payments made to related parties of $1.1 million. In the same prior year period, cash flows used in financing activities were $15.5 million, comprising mainly of cash dividends paid of $8.5 million and distributions to non-controlling interests of $7.4 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,413	$385	$3,961	$3,067
Commitments	$9,842	$3,424	$-	$6,418

As of September 30, 2013, the Company has two office rental agreements totaling $7,413 for the next eleven years and commitments of $9,842 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal, and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at September 30, 2013 and March 31, 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2013 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$76,075	$-	$-	$76,075
Common shares of publicly traded companies	2,486	-	-	2,486
Yongning Smelting Co. Ltd.	-	-	9,800	9,800
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	76	-	76
(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of September 30, 2013 and March 31, 2013, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Foreign exchange impact	147	-	147
Balance at September 30, 2013	$9,800	$-	$9,800

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2013	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$34,672	$29,285
Dividends payable	4,152	4,204
	$38,824	$33,489

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	September 30, 2013	March 31, 2013
Financial assets denominated in U.S. Dollars	$5,865	$14,432
Financial assets denominated in Chinese RMB	$89,409	$102,294

As at September 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.9 million.

As at September 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.01 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2013.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at September 30, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at September 30, 2013 (at March 31, 2013 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Due from related parties	September 30, 2013	March 31, 2013
NUX (a)	$6	$41
Henan Non-ferrous Geology Bureau (b)	18	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$24	$123

Due to a related party	September 30, 2013	March 31, 2013
GRT (h)	$-	$1,207

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the three and six months ended September 30, 2013, the Company recovered $158 and $269, respectively (three and six months ended September 30, 2012 - $143 and $269, respectively) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau is a 22.5% equity interest holder of Henan Found Mining Co. Ltd.

(c)

For the three and six months ended September 30, 2013, the Company paid $102 and $204, respectively (three and six months ended September 30, 2012 - $101 and $194, respectively) to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three and six months ended September 30, 2013, the Company paid $nil and $102, respectively (three and six months ended September 30, 2012 - $152 and $300, respectively) to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and six months ended September 30, 2013, the Company paid $148 and $206, respectively (three and six months ended September 30, 2012 - $nil) to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)

The Company rents a Beijing office (6,700 square feet) from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and six months ended September 30, 2013, total rents were $36 and $72, respectively (three and six months ended September 30, 2012 - $36 and $72, respectively).

(g)	Henan Xinhui Mining Co., Ltd. is a 20% equity interest holder of Henan Huawei Mining Co. Ltd.

(h)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2013 and 2012:

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Adjusted Net (Loss) Income

('000s US$)	Three months ended, September 30, 2013	Six months ended, September 30, 2013
Loss attributable to the equity holders of the Company	$(43,201)	$(38,639)
Adjust impairment loss	66,573	66,573
Adjust tax recovery on impairment loss	(12,036)	(12,036)
Adjust NCI share of impairment loss	(11,741)	(11,741)
Adjusted net (loss) income	$(405)	$4,157
Basic weighted average shares outstanding	170,781,384	170,781,222
Basic adjusted (loss) earnings per share	$(0.00)	$0.02

(b)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and six months ended September 30, 2013:

Three months ended September 30, 2013
			Ying Mining District	Total
Cost of sales		A	$12,998	$12,998
Amortization and depletion			(2,986)	(2,986)
Total cash cost		B	10,012	10,012
By-product sales	By-product per ounce of silver
Lead	(7.20)		(7,349)	(7,349)
Zinc	(1.32)		(1,347)	(1,347)
Gold	(0.80)		(818)	(818)
Total by-product sales		C	(9,514)	(9,514)
Silver ounces sold ('000s)		D	1,021	1,021
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$3.41	$3.41
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.49	$0.49

Total production cost per ounce of silver, before by-product credits		A/D	$12.73	$12.73
Total cash cost per ounce of silver, before by-product credits		B/D	$9.81	$9.81

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2012
			Ying Mining District	Total
Cost of sales		A	$15,514	$15,514
Amortization and depletion			(2,287)	(2,287)
Total cash cost		B	13,227	13,227
By-product sales	By-product per ounce of silver
Lead	(8.42)		(10,749)	(10,749)
Zinc	(1.68)		(2,144)	(2,144)
Gold	(1.00)		(1,275)	(1,275)
Total by-product sales		C	(14,168)	(14,168)
Silver ounces sold ('000s)		D	1,277	1,277
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$1.05	$1.05
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$(0.74)	$(0.74)

Total production cost per ounce of silver, before by-product credits		A/D	$12.15	$12.15
Total cash cost per ounce of silver, before by-product credits		B/D	$10.36	$10.36

Six months ended September 30, 2013
			Ying Mining District	Total
Cost of sales		A	$33,190	$33,190
Amortization and depletion			(5,852)	(5,852)
Total cash cost		B	27,338	27,338
By-product sales	By-product per ounce of silver
Lead	(7.20)		(17,182)	(17,182)
Zinc	(1.32)		(3,153)	(3,153)
Gold	(0.88)		(2,101)	(2,101)
Total by-product sales		C	(22,436)	(22,436)
Silver ounces sold ('000s)		D	2,385	2,385
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.51	$4.51
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.06	$2.06

Total production cost per ounce of silver, before by-product credits		A/D	$13.92	$13.92
Total cash cost per ounce of silver, before by-product credits		B/D	$11.46	$11.46

Six months ended September 30, 2012
			Ying Mining District	Total
Cost of sales		A	$32,704	$32,704
Amortization and depletion			(5,141)	(5,141)
Total cash cost		B	27,563	27,563
By-product sales	By-product per ounce of silver
Lead	(8.77)		(21,932)	(21,932)
Zinc	(1.62)		(4,042)	(4,042)
Gold	(0.94)		(2,362)	(2,362)
Total by-product sales		C	(28,336)	(28,336)
Silver ounces sold ('000s)		D	2,500	2,500
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$1.75	$1.75
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$(0.31)	$(0.31)

Total production cost per ounce of silver, before by-product credits		A/D	$13.08	$13.08
Total cash cost per ounce of silver, before by-product credits		B/D	$11.03	$11.03

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Three months ended September 30, 2013	Six months ended September 30, 2013
Cost of sales	A	$1,825	$4,115
Amortization and depletion		(784)	(1,873)
Total cash cost	B	1,041	2,242
By-product sales
Zinc		-	(153)
Total by-product sales	C	-	(153)
Gold ounces sold ('000s)	D	2.1	4.5
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$853	$884
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$486	$466

Total production cost per ounce of gold, before by-product credits	A/D	$853	$919
Total cash cost per ounce of gold, before by-product credits	B/D	$486	$500

BYP Mine
		Three months ended September 30, 2012	Six months ended September 30, 2012
Cost of sales	A	$1,280	$3,084
Amortization and depletion		(842)	(1,652)
Total cash cost	B	438	1,432
By-product sales
Zinc		-	-
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	1.2	2.9
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$1,056	$1,050
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$361	$488

Total production cost per ounce of gold, before by-product credits	A/D	$1,056	$1,050
Total cash cost per ounce of gold, before by-product credits	B/D	$361	$488

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and six months ended September 30, 2013:

Average Production Cost	Three months ended September 30, 2013				(in 000's)
Direct mining and milling cost					10,675
Depreciation, amortization and depletion					4,148
Cost of sales					14,823
	Silver	Gold	Lead	Zinc	Total
Metals revenue	16,669	3,095	7,349	1,347	28,460
Ratio of metals sold	59%	11%	26%	5%	100%
Cost of sales allocated to metals	8,682	1,612	3,828	702	14,823
Metals produced ('000s)	1,021	3.0	9,519	2,199
Average production cost ($/unit)	$8.50	$535	$0.40	$0.32

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Three months ended September 30, 2012				(in 000's)
Direct mining and milling cost					13,665
Depreciation, amortization and depletion					2,781
Write down of inventories					348
Cost of sales					16,794
	Silver	Gold	Lead	Zinc	Total
Metals revenue	29,561	2,755	10,749	2,144	45,209
Ratio of metals sold	65%	6%	24%	5%	100%
Cost of sales allocated to metals	10,981	1,023	3,993	796	16,794
Metals produced[1] ('000s)	1,277	2.5	13,403	3,412
Average production cost ($/unit)	$8.60	$418	$0.28	$0.22
[1] Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Six months ended September 30, 2013				(in 000's)
Direct mining and milling cost					29,579
Depreciation, amortization and depletion					7,726
Cost of sales					37,305
	Silver	Gold	Lead	Zinc	Total
Metals revenue	40,760	7,047	17,182	3,306	68,295
Ratio of metals sold	60%	10%	25%	5%	100%
Cost of sales allocated to metals	22,264	3,849.31	9,385	1,806	37,305
Metals produced[1] ('000s)	2,385	6.7	22,582	5,407
Average production cost ($/unit)	$9.33	$580	$0.42	$0.33
[1] Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Six months ended September 30, 2012				(in 000's)
Direct mining and milling cost					28,995
Depreciation, amortization and depletion					6,445
Write down of inventories					348
Cost of sales					35,788
	Silver	Gold	Lead	Zinc	Total
Metals revenue	57,690	6,094	21,932	4,042	89,758
Ratio of metals sold	64%	7%	24%	5%	100%
Cost of sales allocated to metals	23,002	2,430	8,745	1,612	35,788
Metals produced[1] ('000s)	2,500	5.0	27,116	6,386
Average production cost ($/unit)	$9.20	$486	$0.31	$0.24
[1] Does not include metals produced from development tunnelling ore at the X mines.

(e)	Production Costs per Tonne

Three months ended September 30, 2013	Total costs ('000 US$)	Tonnage of ore (tonne)	Per tonne costs (USD/tonne)
Cash mining costs	$7,421	170,756	$43.46
Non-cash mining costs	2,236	170,756	13.10
Shipping costs	784	170,756	4.59
Cash milling costs	2,658	177,366	14.98
Non-cash milling costs	408	177,366	2.30
Total	$13,507		$78.43
Add: stockpile and concentrate inventory - Beginning	2,154
Less: stockpile and concentrate inventory - Ending	(1,148)
Adjustment for foreign exchange movement	310
Cost of sales	$14,823

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2012	Total costs ('000 US$)	Tonnage of ore[1] (tonne)	Per tonne costs (USD/tonne)
Cash mining costs	$11,648	232,452	$50.11
Non-cash mining costs	2,858	232,452	12.30
Shipping costs	768	232,452	3.30
Cash milling costs	2,750	221,734	12.40
Non-cash milling costs	377	221,734	1.70
Total	$18,401		$79.81
Add: stockpile and concentrate inventory - Beginning	4,003
Less: stockpile and concentrate inventory - Ending	(4,407)
Less: write down of inventories	(348)
Adjustment for foreign exchange movement	(855)
Cost of sales	$16,794
[1] Excluding development tunnelling ore at the X Mines.

Six months ended September 30, 2013	Total costs ('000 US$)	Tonnage of ore[1] (tonne)	Per tonne costs (USD/tonne)
Cash mining costs	$20,886	433,088	$48.23
Non-cash mining costs	5,486	433,088	12.67
Shipping costs	1,715	433,088	3.96
Cash milling costs	5,905	443,514	13.31
Non-cash milling costs	807	443,514	1.82
Total	$34,799		$79.99
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(1,148)
Adjustment for foreign exchange movement	238
Cost of sales	$37,305
[1] Excluding development tunnelling ore at the X Mines.

Six months ended September 30, 2012	Total costs ('000 US$)	Tonnage of ore[1] (tonne)	Per tonne costs (USD/tonne)
Cash mining costs	$22,267	441,030	$50.49
Non-cash mining costs	6,048	441,030	13.71
Shipping costs	1,465	441,030	3.32
Cash milling costs	5,753	434,788	13.23
Non-cash milling costs	756	434,788	1.74
Total	$36,289		$82.49
Add: stockpile and concentrate inventory - Beginning	3,976
Less: stockpile and concentrate inventory - Ending	(4,407)
Less: write down of inventories	(348)
Adjustment for foreign exchange movement	278
Cost of sales	$35,788
[1] Excluding development tunnelling ore at the X Mines.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended September 30, 2013, as well as the audited consolidated financial statements as of and ended March 31, 2013.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operation or joint venture based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2013.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,811,058 common shares with a recorded value of $233.2 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Number of Options	Exercise Price (CAD$)	Expiry Date
482,001	2.65	April 19, 2014
305,500	7.00	January 5, 2015
178,250	7.40	April 20, 2015
327,437	8.23	October 3, 2015
205,781	12.16	January 4, 2016
178,500	14.96	April 7, 2016
250,000	9.20	June 4, 2016
291,000	7.27	November 24, 2016
441,000	6.69	March 5, 2017
294,000	6.53	June 17, 2017
373,000	5.35	August 8, 2017
369,000	5.40	December 3, 2017
402,000	3.91	March 7, 2018
393,000	3.25	June 2, 2018
476,000	3.41	September 12, 2018
4,966,469

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2013. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead,

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2013, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Myles J. Gao, Director, President & CEO
Myles J. Gao, Director, President & CEO	Maria Tang, Chief Financial Officer
Yikang Liu, Director	Shaoyang Shen, Chief Operating Officer
Earl Drake, Director	Lorne Waldman, Senior Vice President
Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel
David Kong, Director
Malcolm Swallow, Director

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Myles J. Gao, P.Geo., President & CEO of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 28